UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

1. DATE, TIME AND VENUE: On April 25th, 2024, at 02:00 p.m., at the headquarter of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2. CALL NOTICE: the call notice was published in the newspaper Valor Econômico on March 1st/2nd/3rd/4th, 6th and 7th, 2025, on pages C3, C5, and C5, respectively, with simultaneous release of the publication online on the page of said newspaper.

3. PUBLICATIONS: The Company’s financial statements, followed by the management’s report and of the opinions of the Board of Directors, Audit and Control Committee and Fiscal Board, regarding the fiscal year ended on December 31st, 2024, were published in a summarized manner in the newspaper Valor Econômico, on pages A5 to A7 of the issue of February 26th, 2025, being provided in its entirety, along with the independent auditors' report, online on the page of said newspaper, as per article 289 of Law No. 6,404/76, as amended (“Corporations Law”). All documents related to the subject matters to be resolved on in this Ordinary General Meeting (“Meeting”), as set forth in CVM Resolution No. 81/22, as amended (“RCVM 81”), were provided to the shareholders on the Company’s websites (ri.telefonica.com.br), of the Securities and Exchange Commission – CVM (www.gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) on February 28th, 2025.

4. ATTENDANCE: The Ordinary General Meeting was attended, on first call, by shareholders representing approximately 90.89% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 005, considering the valid remote voting bulletins received through B3 S.A. – Brasil, Bolsa, Balcão, as central depositary of the Company's shares and also directly by the Company, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely, disclosed on April 23rd, 2025 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

Also present were Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Director; Mr. Stael Prata Silva Filho and Mrs. Luciana Doria Wilson, members of the Fiscal Board; Mr. Carlos Cesar Mazur, the Company’s accountant, and Mr. Nelson Varandas dos Santos, representative of Baker Tilly 4Partners Auditores Independentes S.S. to provide any necessary clarifications.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira - Chairman of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

6. AGENDA:

1.	Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Board, for the fiscal year ended on December 31st, 2024;
2.	Resolve on the proposal for the allocation of the net income for the fiscal year ended on December 31st, 2024;
3.	Set the number of members to compose the Board of Directors for the next term;
4.	Elect the members of the Board of Directors;
5.	Elect the members of the Fiscal Board;
6.	Re-ratify the value of the global limit for the annual compensation of managers and members of the Fiscal Board of the Company for the fiscal year ended on December 31st, 2024; and
7.	Set the amount of the global limit for the annual compensation of managers and members of the Fiscal Board for the fiscal year ending on December 31st, 2025.

7. RESOLUTIONS: The Chairman informed that the documentation relevant to this Meeting was available for consultation, as well as of the Consolidated Remote Voting Map. The attending shareholders agreed with (i) the waiver of the reading of the documents, as they were of common knowledge by all, (ii) the drawing up of these minutes in summary form, pursuant to art. 130, paragraph 1, of the Corporations Law, and any documents or proposals submitted at the meeting, as well as the voting or dissenting declarations will be numbered in sequence, authenticated by the presiding board and by any shareholder that requests it, being shelved at the Company’s headquarters.

After examining and discussing the items of the agenda, the attending shareholders resolved as follows:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

(1)             Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Board, for the fiscal year ended on December 31st, 2024.

The matter was approved, by a majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), the accounts of the administrators, as well as the Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Audit and Control Committee's Opinion, and the Fiscal Board's Opinion, for the fiscal year ended December 31, 2024.

(2) Resolve on the proposal for the allocation of the net income for the fiscal year ended on December 31st, 2024;

The allocation of the results for the fiscal year ended December 31, 2024, was approved by majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), in accordance with the Management Proposal previously published on the websites of the Securities and Exchange Commission – CVM, B3 – Brasil, Bolsa and Balcão and the Company, briefly described below:

Amount in R$
	Net Profit of the Year	5,547,947,853.52
(-)	Appropriation to the Legal Reserve	(277,397,392.68)
(-)	Appropriation to the Reserve for non-distributable tax incentives	(113,351,992.73)
(=)	Adjusted Net Profit (A)	5,157,198,468.11

	Mandatory Dividends – 25% of net income	1,289,299,617.03

(-)	Dividends and Interest on Capital declared in the 2024 fiscal year (B)	(3,105,000,000.00)
	Interest on Capital (gross)	(3,105,000,000.00)
	Interim Dividends	0.00

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

(=)	Balance of non-allocated net profit (A - B)	2,052,198,468.11

(+)	Interest on Own Capital and dividends prescribed	126,977,094.63
(+)	Discounted the recognized actuarial losses and effect of limitation of the assets of the surplus plans, net of taxes	367,299,633.76
(-)	Repurchase and cancellation of treasury shares	(1,099,584,337.00)

(=)	Profit available for distribution	1,446,890,859.50

Balance of net profit allocated to the Reserve for Shareholder Remuneration and Investments		1.446.890.859.50

The payment of interest on own capital (already declared and now imputed to the mandatory dividend) occurred on December 17th, 2024, and April 8th, 2025, as per Notices to Shareholders published on November 29th, 2024, and February 25th, 2025.

(3) Set the number of members to compose the Board of Directors for the next term.

The setting of the number of members to compose the Company's Board of Directors at twelve (12) was approved by majority of votes, with abstentions recorded (according to the final summary voting map in Annex A).

(4) Elect the members of the Board of Directors;

By majority of votes, with abstentions recorded (according to the final summary voting map in Annex A), the following members of the Board of Directors were elected, nominated by the controlling shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., and Telefónica Chile S.A., for a term of three (3) years, which will extend until the date of the Ordinary General Meeting to be held in 2028:

(i)	Mrs. Andrea Capelo Pinheiro, Brazilian, married, administrator, holder of identity card RG No. 28.174.147-5 issued by SSP/SP, registered with CPF under No. 256.600.043-34, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of CVM Resolution No. 80/22 ("RCVM 80") and Article 140, § 2, of the Brazilian Corporate Law;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

(ii)	Mr. Cesar Mascaraque Alonso, Spanish, married, industrial engineer, holder of Passport No. XDE608724, resident and domiciled in Monaco, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

(iii)	Mr. Christian Mauad Gebara, Brazilian, married, business administrator, holder of identity card RG No. 15.548.716-4 issued by SSP/SP, registered with CPF under No. 203.838.628-50, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936;

(iv)	Mrs. Cristina Presz Palmaka de Luca, Brazilian, married, accountant, holder of identity card RG No. 17.054.163 issued by SSP/SP, registered with CPF under No. 100.484.148-59, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

(v)	Mrs. Denise Soares dos Santos, Brazilian, married, electrical engineer, holder of identity card RG No. 17.004.524-9 issued by SSP/SP, registered with CPF under No. 147.428.088-94, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

(vi)	Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of identity card RG No. 52.558.558-8 issued by SSP/SP, registered with CPF under No. 531.710.556-00, resident and domiciled in the city of Madrid, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936;

(vii)	Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, holder of Passport No. PAL083089, registered with CPF under No. 241.088.728-78, resident and domiciled in the city of Madrid, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

(viii)	Mr. Gregorio Martínez Garrido, Spanish, married, lawyer, holder of Passport No. PAW081365, resident and domiciled in the city of Madrid, Spain, with business address at Calle Don Quijote, No. 1, in the city of Madrid, Spain, 28020, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

(ix)	Mr. Ignácio Maria Moreno Martínez, Spanish, married, economist, holder of Passport No. PAJ859511, registered with CPF under No. 717.956.951-88, resident and domiciled in the city of Madrid, Spain, with business address at Puerto de Somport, No. 23, in the city of Madrid, Spain, 28050, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025
(x)	Mr. Jordi Gual Solé, Spanish, married, economist, holder of Passport No. PAN789500, registered with CPF under No. 717.955.621-10, resident and domiciled in the city of Barcelona, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law;

(xi)	Mr. Marc Xirau Trias, Spanish, married, lawyer, holder of Passport No. PAU630799, resident and domiciled in the city of Barcelona, Spain, with business address at Avenida Diagonal, No. 449, 5th floor, in the city of Barcelona, Spain, 08036, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law; and

(xii)	Mrs. Solange Sobral Targa, Brazilian, married, computer scientist, holder of identity card RG No. 20.924.296-6 issued by SSP/SP, registered with CPF under No. 171.825.598-54, resident and domiciled in the city of London, United Kingdom, with business address at 9 Rusthall Avenue, in the city of London, United Kingdom, W4 1BW, as an independent member of the Board of Directors, for the purposes of Article 5 and following of Annex K of RCVM 80 and Article 140, § 2, of the Brazilian Corporate Law.

The newly elected members of the Board of Directors shall be formally invested in their positions upon the signing of their respective terms of office and declarations of clearance. Through these documents, they will formally declare that they are not subject to any legal impediments to serving as members of the Board of Directors and that they are duly qualified to assume such responsibilities, in accordance with § 4 of Article 147 of the Brazilian Corporate Law and Article 2 of Annex K of RCVM 80.

(5) Elect the members of the Fiscal Board;

(a)	For a separate election, without the participation of the Company's controlling shareholders, in accordance with Article 161, § 4, item "a" of the Brazilian Corporate Law, the minority shareholders nominated the following candidates:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

•	As effective member, Mrs. Gabriela Soares Pedercini, Brazilian, married electrical engineer, RG MG-14.207.779, CPF 085.995.616-42, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, with business address in the city of Belo Horizonte, state of Minas Gerais, at Av. dos Andradas, nº 3323, sala 601, Santa Tereza, CEP 31010-560 and, as her respective alternate, Mr. Alexandre Pedercini Issa, Brazilian, married, administrator, holder of Identity Card RG No. MG-7.835.351, registered with CPF under No. 054.113.616-05, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, with business address in the city of Belo Horizonte, state of Minas Gerais, at Av. dos Andradas, No. 3323, sala 601, Santa Tereza, CEP 31010-560. Both were nominated by the shareholders Hydrocenter - Válvulas Tubos e Conexões Ltda. and GPI Distribuidora Ltda.

Subsequently, Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa were elected, by unanimity of votes cast by the minority shareholders participating in the separate election (according to the final summary voting map in Annex A), as effective member and alternate member of the Fiscal Board, respectively, for a term that will extend until the Ordinary General Meeting to be held in 2026.

(b)            In a general election, by majority vote, with abstentions recorded (according to the final summary voting map in Exhibit A), were elected, by indication of the controlling shareholders Telefónica Latinoamérica Holding, S.L, Telefónica, S.A. and Telefónica Chile S.A., the following members of the Fiscal Board for a term that will extend until the Annual General Meeting to be held in 2026:

(i)	Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, RG 4.650.496-5, issued by SSP-SP, CPF 374.378.958-20, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as effective member of Fiscal Board; and Mr. Cremênio Medola Netto, Brazilian, married, economist, RG 3.590.896-8, issued by SSP-SP, CPF 026.676.068-68, resident and domiciled in the city of Atibaia, state of São Paulo, at Rua Araras, 235, Jardim Maristela, CEP 12946-843, as his respective alternate; and

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

(ii)	Mrs. Luciana Doria Wilson, Brazilian, married, bachelor’s degrees in Accounting Science and Economics, RG 25.396.311-4, issued by SSP-SP, CPF 268.475.448-99, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as effective member of Fiscal Board; and Mr. Charles Edwards Allen, Brazilian, single, economist, RG 4.730.628, issued by SSP-SP, CPF 669.820.148-00, resident and domiciled in the city of São Paulo, state of São Paulo, Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as her respective alternate.

The members of the Fiscal Board are vested into their respective positions upon the execution of their respective instruments of investiture and clearance statements, through which they will state that they are not subject to the legal impediments for the exercise of the position of members of the Fiscal Board and that they have the conditions of assuming said functions, pursuant to paragraph 4 of art. 147 of the Corporations Law.

(6) Re-ratify the value of the global limit for the annual remuneration of administrators and members of the Company's Fiscal Board for the fiscal year ending December 31st, 2024.

Approved, by a majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), the re-ratification of the value of the global limit for the annual remuneration of administrators and members of the Company's Fiscal Board for the fiscal year ended on 31 December 2024, of R$64,495,190.33 (sixty-four million, four hundred and ninety-five thousand, one hundred and ninety reais and thirty-three cents), corresponding to an amount net of social charges borne by the employer (contribution to social security and FGTS) from up to R$51,964,897.84 (fifty-one million, nine hundred and sixty-four thousand, eight hundred and ninety-seven reais and eighty-four cents), to up to R$67,496,477.60 (sixty-seven million, four hundred and ninety-six thousand, four hundred and seventy-seven reais and sixty cents), corresponding to a value net of social charges borne by the employer (contribution to social security and FGTS) of up to R$54,231,519.31 (fifty-four million, two hundred and thirty-one thousand, five hundred and nineteen reais and thirty-one cents).

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

(7) Set the amount of the global limit for the annual compensation of managers and members of the Fiscal Board for the fiscal year ending on December 31st, 2025.

Approved, by a majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), the value of the global limit for the annual remuneration of administrators and members of the Fiscal Board for the fiscal year ending on December 31st, 2025, of R$59,548,905.04 (fifty-nine million, five hundred and forty-eight thousand, nine hundred and five reais and four cents), net of social charges borne by the employer (social security contribution and FGTS).

Administrators' remuneration is individualized by the Board of Directors, in accordance with the terms set out in the Company's bylaws.

It is noted that the remuneration of the members of the Fiscal Board will not be less than 10% of the one that, on average, is attributed to each Director, not including benefits, representation funds and profit sharing, in accordance with the Corporations Law.

8. VOTING MAP: according to article 22, paragraph 5, of RCVM 80, the final summary voting map, indicating the number of approvals, rejections and abstentions that each resolution received, as well as the number of votes cast to each candidate, is part of these minutes as Exhibit A.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

9. CLOSING: There being nothing further to discuss, the Chairperson of the Meeting declared the meeting closed and ordered the suspension of the meeting in order to draw up the minutes in summary form. It was also noted that the shareholders' signatures shall be omitted in the publication of the minutes. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1, of RCVM 81.

Presiding Board: Breno Rodrigo Pacheco de Oliveira - Chairperson of the Meeting and Management Representative; Nathalia Pereira Leite - Meeting Secretary.

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, paragraph 1, of RCVM 81:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

QUILTER INVESTORS EMERGING MARKETS EQUITY INCOME F, FIRST SENTIER INVESTORS GLOBAL UMBRELLA FUND PLC RQI GLOBAL, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, NORTHERN TRUST INVESTIMENT FUNDS PLC, VANGUARD INVESTMENT SERIES PLC, AMERICAN HEART ASSOCIATION, INC., ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO, THE EMERGING M.S. OF THE DFA I.T.CO., ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, AEGON CUSTODY BV, LSV GLOBAL MANAGED VOLATILITY FUND, SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND, 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, ARIZONA PSPRS TRUST, ALASKA PERMANENT FUND, STICHTING PGGM DEPOSITARY, INVESCO FUNDS, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND, BRASILPREV TOP A FUNDO DE INV DE ACOES, HANDELSBANKEN TILLVAXTMARKNAD TEMA, HANDELSBANKEN LATINAMERIKA TEMA, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, AQR EMERGING EQUITIES FUND LP, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, GLOBAL EX-US ALPHA TILTS FUND, MSCI ACWI EX-U.S. IMI INDEX FUND B2, GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND, VANGUARD ESG INTERNATIONAL, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, HANDELSBANKEN EMERGING MARKETS INDEX, VANGUARD INTERNATIONAL CORE STOCK FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, KAPITALFORENINGEN LD, SMART BETA-MANDAT, KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3, JNL EMERGING MARKETS INDEX FUND, ALASKA COMMON TRUST FUND, ANDRA AP-FONDEN, ARROWSTREET GLOBAL EQUITY FUND, NEW YORK STATE COMMON RETIREMENT FUND, BRANDES INTERNATIONAL EQUITY FUND, SIONNA STRATEGIC INCOME FUND, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., SCHWAB EMERGING MARKETS EQUITY ETF, ISHARES MSCI EMERGING MARKETS ETF, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, HSBC ETFS PUBLIC LIMITED COMPANY, MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VALIC COMPANY I - EMERGING ECONOMIES FUND, WELLS FARGO (LUX) WORLDWIDE FUND, INTERNATIONAL MONETARY FUND, ABERDEEN LATIN AMERICAN EQUITY FUND, BRASILPREV TOP PLUS FDO DE INVEST DE ACOES, JUNIOR FERNANDES DA SILVA, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., NN (L), MANAGED PENSION FUNDS LIMITED, NORGES BANK, PACIFIC SELECT FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, RUSSEL INVESTIMENT FUNDS NON.US. FUND, EURIZON CAPITAL S.A., STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, TEACHER RETIREMENT SYSTEM OF TEXAS, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, SUN AMERICA SERIES TRUST-EMERGING MARKETS POR, WASHINGTON STATE INVESTMENT BOARD, FIDELITY INVESTMENTS MONEY MANAGEMENT INC, AWARE SUPER PTY LTD, LAZARD GLOBAL ACTIVE FUNDS, PLC, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, FIDELITY NORTHSTAR FUND, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, SAN DIEGO CITY EMPLOYEES RETIREMENT SYSTEM, CITY OF NEW YORK GROUP TRUST, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, ISHARES PUBLIC LIMITED COMPANY, THE METHODIST HOSPITAL, ISHARES MSCI BRAZIL ETF, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, EMPLOYEES RET FD OF THE CITY OF FORT WORTH, BB TOP ACOES IBOVESPA INDEXADO FI, ISHARES MSCI BRIC ETF, PEOPLE S BANK OF CHINA, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, THRIVENT INTERNATIONAL ALLOCATION FUND, COMMONWEALTH EMERGING MARKETS FUND 2, THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, CHALLENGE FUNDS, CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, BB TOP MM BALANCEADO FI LP, QSUPER, BMO MSCI EMERGING MARKETS INDEX ETF, WELLINGTON TRUST COMPANY N.A., FIRST TRUST EMERGING MARKETS ALPHADEX FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SSGA SPDR ETFS EUROPE I PLC, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, ISHARES MSCI ACWI EX U.S. ETF, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, ISHARES V PUBLIC LIMITED COMPANY, MARCO ANTONIO MONTEIRO BOURGUIGNON, MIP ACTIVE STOCK MASTER PORTFOLIO, LAZARD ASSET MANAGEMENT LLC, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, VANGUARD FUNDS PUBLIC LIMITED COMPANY, JEFFREY LLC, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BRANDES GLOBAL OPPORTUNITIES FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, DEUTSCHE INVEST I BRAZILIAN EQUITIES, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, BLACKROCK GLOBAL INDEX FUNDS, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, STATE STREET IRELAND UNIT TRUST, ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED), VIDENT INTERNATIONAL EQUITY FUND - WI, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, XTRACKERS (IE) PUBLIC LIMITED COMPANY, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, WM POOL - EQUITIES TRUST NO 74, ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, LEGAL GENERAL U. ETF P. LIMITED COMPANY, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, THE BOARD OF THE PENSION PROTECTION FUND, WM POOL - EQUITIES TRUST NO. 75, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF, ISHARES IV PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, FRANKLIN LIBERTYSHARES ICAV, ANDERSON FRANCISCO DA SILVA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE INCUBATION FUND, LTD., FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH ON BEHALF OF, EDUARDO ROGERIO DE FARIA, VANGUARD EMERGING MARKETS STOCK INDEX FUND, AQUARIUS INTERNATIONAL FUND, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, MSCI EQUITY INDEX FUND B - BRAZIL, SWISSCANTO F. AG A. B. OF S. S. E. M. E. FUND, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, HANDELSBANKEN GLOBAL INDEX CRITERIA, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, PHILADELPHIA GAS WORKS PENSION PLAN, FERNANDO HELENE DAVILA, BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN, MERCER UCITS COMMON CONTRACTUAL FUND, AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND, FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND, RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL, NEW AIRWAYS PENSION SCHEME, THRIVENT CORE EMERGING MARKETS EQUITY FUND, ISHARES ESG MSCI EM LEADERS ETF, BLK MAGI FUND, ISHARES ESG ADVANCED MSCI EM ETF, ARERO - DER WELTFONDS -NACHHALTIG, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., NATIONAL EMPLOYMENT SAVINGS TRUST, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VERDIPAPIRFONDET KLP AKSJEFREMVOKSENDE MARKEDER ME, HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF, REASSURE LIMITED, COMMONWEALTH GLOBAL SHARE FUND 16, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, FIDELITY GLOBAL VALUE LONG/SHORT FUND, MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND, HSBC BANK PLC AS TRUSTEE FOR PUTM ACS EMERGING MARKETS FUND, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, FUNDO DE INVESTIMENTO MULTIMERCADO CP IE -3102, HSBC ETFS PLC HSBC MSCI EMERGING MARKETS CLIMATE PARIS ALIGN, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, AXA IM ETF ICAV, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, JANA DIVERSIFIED GLOBAL SHARE TRUST, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, VOYA VACS INDEX SERIES EM PORTFOLIO, VOYA VACS SERIES EME FUND, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE, BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, ARROWSTREET CLARENDON TRUST FUND, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P., ARROWSTREET EMK ALPHA EXTENSION FUND L.P., STATE STREET SCREENED MSCI ACWI MINIMUM VOLATILITY, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF UI-S, THRIFT SAVINGS PLAN, STICHTING AHOLD DELHAIZE PENSIOEN, STOREBRAND SICAV, SPDR S&P EMERGING MARKETS EX-CHINA ETF, FIDELITY GLOBAL VALUE LONG/SHORT MULTI-ASSET BASE, BB ETF INDICE BOVESPA B3 BR+ FUNDO DE INDICE RESP LTDA, HENDRIGO BATISTA DA SILVA, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, SAS TRUSTEE CORPORATION POOLED FUND, SPP EMERGING MARKETS SRI, STATE OF CALIFORNIA MASTER TRUST, STATE OF WYOMING, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, PETERSON IVAN PEREIRA SOEIRO, GIULIANO CANNO NOVELLI, ADILSON KANEHIRA, CLAUDIA REGINA CHEN, POTI LUIZ DE FREIRE LIRA, ARILDO PASCOALINO CARDOSO, ABRAAO DAHIS, NEO NAVITAS MASTER Fundo de Investimento Financeiro Ações Responsabilidade Limitada, COMMONWEALTH GLOBAL SHARE FUND 23, LUIZ ALEXANDRE DE ALMEIDA MACEDO, SHELL FOUNDATION, EATON VANCE MANAGEMENT, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, CIFM GLOBAL EMERGING MARKETS FUND, THRIFT SAVINGS PLAN, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS V, HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF, AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, MERCER QIF FUND PLC, ALBERTA INVESTMENT MANAGEMENT CORPORATION, GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, HUGO CESAR DA SILVA MONTEIRO, SEI CATHOLIC VALUES TRUST - CATHOLIC VALUES EQUITY FUND, PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, PGIM FUNDS PUBLIC LIMITED COMPANY, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, INDUSTRIENS PENSIONFORSIKRING, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F., JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, VICTORIAN FUNDS MAN C A T F V E M T, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE, ARROWSTREET EMERGING MARKET TRUST FUND, STATE OF CONNECTICUT ACTING T. ITS TREASURER, INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND, BRASILPREV TOP VALOR FUNDO DE INVESTIMENTO EM ACOES, FLAVIO GONCALVES SILVA, BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN, MACQUARIE MULTI-FACTOR FUND, STICHING PENSIOENFONDS VOOR HUISARTSEN, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO, STATE STREET EMERGING MARKETS E N-L C TRUST FUND, IBM 401 (K) PLUS PLAN, THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO, APPLE 401(K) PLAN, BRIGHTHOUSE FUNDS TRUST I B/ABERDEEN EMER MARKETS EQU PORTF, DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C, ARROWSTREET (DELAWARE) L/S FUND L.P., ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, EUROPEAN CENTRAL BANK, SEI INST INT TRUST EM MKTS EQUITY FUND, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, LUCIANO DE ALMEIDA HORACIO, EDMILSON DE SOUZA CARNEIRO, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, WELLS FARGO EMERGING MARKETS EQUITY INCOME FUND, WANDERLEY WESLEY SHOUGA MENDES, SEI SELECT EMERGING MARKETS EQUITY ETF, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, VINICIUS MELLO DO LIVRAMENTO, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, JOAO CARLOS GONZALES, ABERDEEN INTER SM COMP FD, A S OF AB INST COMM FUNDS, LLC, LEMANIA GLOBAL EQUITY, ILFRAN LOPES GONCALVES, HERMANN MILTON WERNERSBACH, BB BNC ACOES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, JAMERSON GOMES DE SOUZA, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, IVESCO FTSE RAFI EMERGING MARKETS ETF, NN PARAPLUFONDS 1 N.V, LSV EMERGING MARKETS EQUITY FUND USA, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, LGIASUPER TRUSTEE, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, ROGER LEONEL MACIEL CONCEICAO, EWERTON LIMA SALAZAR, FP NEO TOTAL RETURN Fundo de Investimento em Ações, NEO NAVITAS ITAÚ PREV MASTER Fundo de Investimento em Ações, NEO FUTURE MASTER Fundo de Investimento em Ações, LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO, BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF, LOCAL AUTHORITIES SUPERANNUATION FUND, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ISHARES III PUBLIC LIMITED COMPANY, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FEDERATED HERMES INTERNATIONAL STRATEGIC VALUE DIVIDEND FUND, VOYA EMERGING MARKETS INDEX PORTFOLIO, MACKENZIE CORPORATE KNIGHTS GLOBAL 100 INDEX ETF, SWISSCANTO (IE) ESGENERATION ETF ICAV - SWISSCANTO (IE) ESGE, BB ETF IBOVESPA FUNDO DE INDICE, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, BB TOP ACOES DIVIDENDOS FIA, CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, ENSIGN PEAK ADVISORS,INC, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM, CARLOS EDUARDO SANTOS DE SOUZA, BB TOP ACOES ASG BRASIL FIA, IMCO EMERGING MARKETS PUBLIC EQUITY LP, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, QSMA1 LLC, STICHTING PHILIPS PENSIOENFONDS, SEI INST INVEST TR WORLD EQ EX-US FUND, VIDALVO SILVINO DA COSTA FILHO, ROSEANITA RANGEL CORREA DO PRADO, HERMES BEZERRA DA SILVA NETO, JOAO BATISTA JANSEN DANIELE, PABLO MARTINS CAZZARO, ROGERIO DE ARAUJO TEIXEIRA, VINICIUS ALVES MAIA, STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV, GILBERTO TARDOCHI DA SILVA, WILMAR KLEEMANN, RODRIGO GUEDES DE CAMARGO, COLONIAL FIRST STATE INVESTMENT FUND 50, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, NATIONAL ELEVATOR INDUSTRY PENSION PLAN, TEACHERS RETIREMENT ALLOWANCES, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, AVIVA INVESTORS, VERIZON MASTER SAVINGS TRUST, CAMBRIA GLOBAL VALUE ETF, METALLRENTE FONDS PORTFOLIO, ELIZETE LOPES GUILHERME, FABIO DE SOUZA LIMA, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND, ARROWSTREET US GROUP TRUST, GLOBAL MANAGED VOLATILITY FUND, ARROWSTREET COLLECTIVE INVESTMENT TRUST, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, BRIDGEWATER IMPLEMENTATION FUND IV, LLC, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, CLEBER LINCOLN ANDRADE COSTA, DANILO FAZIO DIAS, EMERSON DOS SANTOS MIGUEL, BB TOP ACOES INFRAESTRUTURA FIA, BRASILPREV TOP ACOES DIVIDENDOS FI, BRASILPREV TOP ASG BRASIL FIA, BB TOP ACOES INDICE DE SUST EMP FI EM ACOES, OLIMPIO FIA IE, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, GODFOND SVERIGE VARLDEN, AQR UCITS FUNDS, SPP EMERGING MARKETS PLUS, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, AQR INNOVATION FUND, L.P., THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, TRINITY COLLEGE CAMBRIDGE, 4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, PACER EMERGING MARKETS CASH COWS 100 ETF, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, PARAMETRIC EMERGING MARKETS FUND, SPDR SP EMERGING MARKETS ETF, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, ISHARES EMERGING MARKETS DIVIDEND ETF, ISHARES CORE MSCI EMERGING MARKETS ETF, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, XTRACKERS, BURROUGHS WELLCOME FUND, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, ISHARES MSCI ACWI LOW CARBON TARGET ETF, LATTICE EMERGING MARKETS STRATEGY ETF, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, FUNDAMENTAL LOW V I E M EQUITY, MGI FUNDS PLC, FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, RUSSEL OVERSEAS EQUITY POOL, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, CENTRAL PROVIDENT FUND BOARD, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, LAZARD EM EQUITY ADVANTAGE FUND, TEXAS MUNICIPAL RETIREMENT SYSTEM, GMO MULTI-ASSET TRUST, ARROWSTREET INTERNATIONAL EQUITY - EAFE ALPHA EXTENSION FUND, ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, ARROWSTREET CAPITAL COPLEY FUND LIMITED, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARNOLDO PANCHENIAK FILHO, LORENTZ, UNIVERSAL-IVEST-GESELLSCHAFT MBH ON BEHALF OF BAYVK A2-FONDS, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED AS TRUSTEE FO, ALVARO GOMES, RBC QUBE LOW VOLATILITY EMERGING MARKETS EQUITY FU, EDER BERNARDES DA SILVA, RAFAEL MATEUS TEIXEIRA, SIDNEY MAURY SENTONA, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, VIRGINIA RETIREMENT SYSTEM, ABRDN SICAV I - EMERGING MARKETS INCOME EQUITY FUN, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, PIMCO RAE EMERGING MARKETS FUND LLC, ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN), INVESCO GLOBAL EMERGING MARKETS FUND (UK), BB BR 962 FUNDO DE INVESTIMENTO FINANCEIRO RENDA FIXA RESPON, ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, ALECSANDRO PESSOA, JOSE OLAVO DE ANDRADE IGNACIO OLIVEIRA, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LUCAS GOMES DO VALE, BEWAARSTICHTING NNIP I, LOUSIANA STATE EMPLOYEES RETIR SYSTEM, LUCIO MARCELO DE ANDRADE, BB CAP ACOES FUNDO DE INVESTIMENTO, JAIR MONTEIRO NETO, EMERGING MARKETS EQUITY SELECT ETF, ROGERIO TRISTAO JUNIOR, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, FERNANDO JOSE LOPES PEREIRA, FRANCISCO IRISNA DE SOUZA OLIVEIRA, POOL REINSURANCE COMPANY LIMITED, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, EMERGING MARKETS EQUITY INCOME FUND, DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1, MARCELO GARCIA DO COUTO, USAA INTERNATIONAL FUND, FT WILSHIRE GLOBAL LARGE MINIMUM VARIANCE INDEX FUND, LACM GLOBAL EQUITY FUND L.P., ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE, COMMONWEALTH GLOBAL SHARE FUND 22, ACADIAN EMEMRGING MARKETS EQUITY FUND, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, BB AÇOES TECNOLOGIA BDR NIVEL I FI, GUIDEMARK EMERGING MARKETS FUND, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND, CONRADO ALCESTE MONTINERI JUNIOR, METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18, COMMONWEALTH EMERGING MARKETS FUND 6, RENAN VEROLLI DAL AVA, AGIPI ACTIONS EMERGENTS AMUNDI, ADMIR TADEU ROSSINI, FIRST TRUST BRAZIL ALPHADEX FUND, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND, THE HARTFORD INTERNATIONAL VALUE FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, FELIPE GAMA MATAS, JOSE AUGUSTO SANCHES DE ALMEIDA RIOS, RICARDO DA SILVA KISHIYAMA, CIBC EMERGING MARKETS INDEX FUND, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, MAURI WOORD, ODUVALDO SANCHES, ISHARES VI PUBLIC LIMITED COMPANY, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, LUIZ FERNANDO SOARES LEITE, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES, H.E.S.T. AUSTRALIA LIMITED, HARTFORD GLOBAL IMPACT FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, WM POOL - GLOBAL EQUITIESTRUST N 6, SCHRODER INTERNATIONAL SELECTION FUND, GLOBAL EX-US ALPHA TILTS FUND B, BRANDES EMERGING MARKETS VALUE FUND, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND, MARCIO MENDES, GREAT-WEST EMERGING MARKETS EQUITY FUND, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET CLARENDON TRUST FUND, BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS, ALUISIO MENDES DA ROCHA FILHO, THE MONETARY AUTHORITY OF SINGAPORE, ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION, STATE OF NEW MEXICO STATE INV. COUNCIL, SCHRODER EMERGING MARKETS VALUE FUND, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO, EMPLOYEES RETIREMENT SYSTEM OF TEXAS, ISHARES MSCI ACWI ETF, SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F., MISSOURI EDUCATION PENSION TRUST, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, CITY OF BALTIMORE EM RETIREMENT SYSTEM, SPDR SP EMERGING MARKETS FUND, ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS H AND W FUND, ROYAL LONDON EQUITY FUNDS ICVC, ISHARES EDGE MSCI MIN VOL GLOBAL ETF, FABIO LUIZ GIROTTO, AVIVA LIFE PENSIONS UK LIMITED, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, CESAR FERNANDES DA SILVA, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, CONSTRUCTION BUILDING UNIONS SUPER FUND, BLACKROCK BALANCED CAPITAL FUND, INC., MINISTRY OF ECONOMY AND FINANCE, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, EDMUNDO CALASANS DE CARVALHO JUNIOR, DIOGO RIBEIRO DE ALBUQUERQUE, ACCIDENT COMPENSATION CORPORATION, UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, LUCIANO FORLEPA, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, CARLOS DA COSTA VIEGAS, HEXAVEST SYSTEMATIC ESG EMERGING MARKETS EQUITY FU, COMMONWEALTH GLOBAL SHARE FUND 17, BB TOP ACOES VALOR FUNDO DE INV EM ACOES, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, GERALDO JOSE MATEUS JUNIOR, VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND, PAULO HENRIQUE RIBEIRO JUNIOR, COMMONWEALTH EMERGING MARKETS FUND 4, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, NORTHERN TRUST UCITS FGR FUND, UTIMCO SP II LLC, NILTON DONISETI RODRIGUES, VICTORY MARKET NEUTRAL INCOME FUND, CIBC EMERGING MARKETS EQUITY INDEX ETF, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, IGOR SIPRIANO SILVA, MARCIO SILVA ANTONIO, CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF), LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, BB BR 945 FUNDO DE INVESTIMENTO FINANCEIRO RENDA FIXA RESPON, FOREIGN E COLONIAL INVESTMENT TRUST PLC, JUNTO PARTICIPACOES FIA

12

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (p.p. Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (p.p. Nathalia Pereira Leite)

13

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

AMF AKTIEFOND TILLVAXTMARKNADER represented by Itaú Unibanco S.A. (p.p. Rodrigo de Mesquita Pereira)

ALLIANZ EQUITY EMERGING MARKETS 1

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

CANDRIAM SUSTAINABLE

EMERGENCE M

LBPAM ISR ACTIONS EMERGENTS

MOST DIVERSIFIED PORTFOLIO SICAV

ONEMARKETS FUND

represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

(p.p. Rodrigo de Mesquita Pereira)

CITIBANK N.A. p.p. Rodrigo de Mesquita Pereira
HYDROCENTER – VÁLVULAS, TUBOS E CONEXÕES LTDA. (p.p. Alexandre Pedercini Issa)
GPI DISTRIBUIDORA LTDA. (p.p. Alexandre Pedercini Issa)
ERIVALDO COELHO BASTOS Acionista
VERA MARIA RAMOS BASTOS (p.p. Claudia Marcoantonio)

14

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

CARLOS ANDRE RABELLO SILVA Acionista

Others:

Stael Prata Silva Filho

Conselheiro Fiscal

Luciana Doria Wilson

Conselheira Fiscal

Carlos Cesar Mazur

Contador da Companhia

Nelson Varandas dos Santos

Baker Tilly 4Partners Auditores Independentes Ltda.

I hereby certify that this is a faithful copy of the minutes of the 27th Ordinary Shareholders’ Meeting from Telefônica Brasil S.A., held on April 25th, 2025, drawn up in the Company's records.

_______________________________________

Nathalia Pereira Leite

Secretary of the Meeting

15

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

Exhibit A

Final Summary Voting Map

1. Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Board, for the fiscal year ended on December 31st, 2024;

COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,859,598,208	96,690	52,919,483

2. Resolve on the proposal for the allocation of the net income for the fiscal year ended on December 31st, 2024;

COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,912,387,119	66,944	160,318

3. Set the number of members to compose the Board of Directors for the next term;

COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,911,967,655	451,683	195,043

4. Elect the members of the Board of Directors;

1. Andrea Capelo Pinheiro (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,277,426	3,453,764	4,883,191
2. Cesar Mascaraque Alonso (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,278,528	3,452,582	4,883,271
3. Christian Mauad Gebara
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,905,430,209	2,301,054	4,883,118

16

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

4. Cristina Presz Palmaka de Luca (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,276,786	3,454,484	4,883,111
5. Denise Soares dos Santos (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,213,348	3,517,522	4,883,511
6. Eduardo Navarro de Carvalho
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,829,171,632	77,654,278	5,788,471
7. Francisco Javier de Paz Mancho (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,873,159,564	34,569,226	4,885,591
8. Gregorio Martínez Garrido (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,274,914	3,454,264	4,885,203
9. Ignácio Maria Moreno Martínez (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,868,009,738	39,720,252	4,884,391
10. Jordi Gual Solé (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,103,362	3,626,628	4,884,391
11. Marc Xirau Trias (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,904,153,922	3,576,068	4,884,391
12. Solange Sobral Targa (independent member)
COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,903,280,606	4,449,750	4,884,025

5.1 Nomination of a candidate for election to the Fiscal Board separately by minority shareholders with voting rights;

1. Gabriela Soares Pedercini – effective member / Alexandre Pedercini Issa – alternate
COMMON	APPROVE	REJECT	ABSTAIN
139,613	139,613	0	0

17

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 27th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 25th, 2025

5.2 Nomination of candidates to the Fiscal Board;

1. Stael Prata Silva Filho – effective member / Cremênio Medola Netto – alternate
COMMON	APPROVE	REJECT	ABSTAIN
2,912,474,768	2,907,653,840	71,330	4,749,598
2. Luciana Doria Wilson – effective member / Charles Edwards Allen – alternate
COMMON	APPROVE	REJECT	ABSTAIN
2,912,474,768	2,907,659,490	70,540	4,744,738

6. Re-ratify the value of the global limit for the annual compensation of managers and members of the Fiscal Board of the Company for the fiscal year ended on December 31st, 2024;

COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,660,972,496	251,072,674	569,211

7. Set the amount of the global limit for the annual compensation of managers and members of the Fiscal Board for the fiscal year ending on December 31st, 2025;

COMMON	APPROVE	REJECT	ABSTAIN
2,912,614,381	2,911,596,774	425,740	591,867

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director